UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

noco-noco Inc. (the "Company") is pleased to announce the appointment of Mr. Koji Ito as Chief Product Officer, effective from August 1, 2024. In this role, Mr. Ito will provide strategic management of the X-SEPA™ separator manufacturing process.

Mr. Tatsuo Mori, former Head of Production Management, has earlier resigned to pursue other personal commitments. Enhancing the management structure, the Company has restructured the positions, whereby, Mr. Ito, as Chief Product Officer, will oversee product management functions, ensuring continuity in the commercialization of X-SEPA™."

Mr. Ito brings extensive experience to the Company. He began his career at Toyota Motor Corporation in April 2010, where he improved factory working conditions and production efficiency through his work in plant engineering. Following his tenure at Toyota, Mr. Ito founded an IT service business in May 2013 and subsequently worked at a consulting firm specializing in the manufacturing sector in August 2015. In the same year, December 2015, he joined Future Science Research Inc., an affiliate of 3DOM Alliance Inc., where he served as an executive officer and led the business strategy office. Mr. Ito was appointed as a director at Tesnology Inc. in March 2021 and Tesnology Consulting Inc. in July 2021, focusing on system development. He further served as a director at BINEX Inc., a subsidiary of 3DOM Alliance, in July 2022. Mr. Ito holds a master’s degree in engineering from Kyoto University.

We are confident that Mr. Ito’s diverse experience and leadership will significantly contribute to the Company’s growth and strategic objectives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: July 31, 2024